EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of December 21, 1993 (this "Agreement"), between SALANT CORPORATION, a Delaware corporation, (the "Corporation"), and ELLIOT M. LAVIGNE (the "Employee").

WHEREAS, the Employee and the Corporation are now parties to an Employment Agreement dated as of May 1, 1991(the "Prior Employment Agreement"), which expires by its terms on April 30 1994, and the Employee and the Corporation wish to cancel such Agreement and enter into a new employment agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

Section 1. Certain Definitions. When used in this Agreement, the following terms shall have the following meanings (such meanings will be applicable to both the singular and plural forms of the terms defined):

"Affiliate" shall mean any natural person, firm, corporation, partnership or other legal entity that, directly or indirectly, controls, is controlled by or is under common control with, the Corporation.

"Fiscal Year" shall mean the fiscal year of the Corporation.

"PEM" shall mean the Perry Ellis Men's Division of the Corporation.

"Person" shall mean any natural person, corporation, partnership, trust, association, governmental authority or unit, or any other entity, whether acting in an individual, fiduciary or other capacity.

Section 2. Prior Employment Agreement. The Prior Employment Agreement is hereby cancelled by mutual consent.

Section 3. Nature of Employee's Services. The Corporation agrees to employ the Employee and the Employee agrees to serve the Corporation as Executive Vice President - Marketing, of the Corporation and Chairman of PEM, or with such other corporate title as may be designated, from time to time, by the Chief Executive Officer of the Corporation. The Employee shall perform such services and duties as shall be assigned to him or delegated to him, from time to time, by the Board of Directors of the Corporation (the "Board of Directors"), the Executive Committee of the Board of Directors or the Chief Executive Officer of the Corporation during the Employment Period (as hereinafter defined). The Employee's duties shall include, without additional compensation, the performance of similar services for any subsidiaries of the Corporation. The Employee agrees that, except as otherwise provided herein, he shall devote substantially all of his business time, attention and energy to the business of the Corporation and its subsidiaries in the advancement of the best interests of the Corporation and its subsidiaries. The Employee will perform his duties hereunder principally in the metropolitan New York area. During the Employment Period it shall not be a violation of this Agreement for the Employee to (a) serve on corporate, civic or charitable boards or committees, (b) deliver lectures, fulfill speaking engagements or teach at educational institutions and (c) subject to Section 12 hereof, manage personal investments, so long as such activities do not interfere with the performance of Employee's responsibilities as an employee of the Corporation in accordance with this Agreement.

Section 4. Term of Employment. The term of the Employee's employment hereunder shall become effective on January 3, 1994 and, unless terminated earlier pursuant to Section 10 hereof, shall terminate on December 31, 1996 (the initial term of the Employee's employment being hereinafter referred to as the "Basic Term"), except that, commencing on the expiration date of the Basic Term, and on each anniversary thereafter, the term of employment may be extended for an additional year on the terms set forth in this Agreement if, not later than 120 days preceding the expiration date of the Basic Term or each succeeding year-to-year extension of the term of employment pursuant to this
Section 4 (together, the Basic Term and the cumulative year-to-year extensions of the term of employment are hereinafter referred to as the "Employment Period") the Corporation shall have given written notice to the Employee that it wishes to extend the term of employment (the "Extension Notice"), and the Employee shall accept the extension of the term of employment within 30 days from the date the Extension Notice was sent by the Corporation to the Employee.

Section 5. Annual Compensation. Subject to the terms hereof, the Corporation agrees to pay to the Employee, subject to all applicable laws and requirements, including, without limitation, laws with respect to withholding of federal, state or local taxes:

(a) Salary. An annual salary at the rate of $475,000 per year during the first Fiscal Year of the Basic Term, $550,000 per year during the second Fiscal Year of the Basic Term and $600,000 per year during the third fiscal year of the Basic Term and the balance of the Employment Period, subject to increase (after the expiration of the Basic Term), from time to time, in the discretion of the Board of Directors (the "Salary"), payable in equal semi-monthly installments.

(b) Corporate Incentive Compensation. Corporate incentive compensation, payable in accordance with the Corporation's customary practices for executive employees, based upon the schedule comparing the Corporation's performance during each Fiscal Year which ends within the Employment Period to operating targets for each such Fiscal Year, which schedule is set forth in Exhibit 1 hereto.

(c) PEM Bonus. The Corporation agrees to pay to the Employee in respect of each Fiscal Year during the Employment Period, commencing with the Fiscal Year of the Corporation ending on or about December 31, 1993, an annual bonus during the Employment Period in an amount equal to five (5%) per cent of the Pre Tax Income of PEM.

The following principles shall apply in calculating the Pre Tax Income of PEM which term shall mean the aggregate income of PEM before provision for the following: (i) all Federal, State and local income taxes thereon; (ii) all royalty income (iii) all foreign income and (iv) all income received from Perry Ellis International, Inc. In calculating such Pre Tax Income, all items of income and deductions shall be determined in accordance with generally accepted accounting principles applied on a consistent basis in a manner consistent with their application to other divisions and subsidiaries of the Corporation, subject, however, to the provisions of the following subparagraphs:

(i) There shall be excluded from income: all extraordinary or nonrecurring items of income such as gains and losses on the sale of fixed assets or intangible assets; all insurance recoveries other than from business interruption; non-recurring gains or losses including, without limitation, gains or losses on the termination of any employee benefit plans or gains or losses realized on the sale of quota or other intangibles.

(ii) Deductions from income shall include all fixed charges and reasonable provisions for depreciation, amortization and obsolescence, inventory write-offs and the salary and bonus payable to the Employee hereunder. Interest shall be charged and deducted in calculating the Pre Tax Income of PEM. Interest on all funds provided or advanced to PEM shall be charged at the same rate as the Corporation charges interest expense to its other divisions.

(iii) Deductions shall be made from income in determining the Pre Tax Income of PEM for the fair value of all services provided by the Corporation for PEM whether obtained from third parties or provided by employees of the Corporation.

For purposes of calculating any bonus payable to the Employee during the Employment Period, Pre Tax Income shall continue to be reduced by the amount of the royalties that would have been payable by PEM (and the Corporation) to Perry Ellis International, Inc. at the respective royalty percentage rates in effect on December 31, 1990 (for example, 6% of net sales on men's dress shirts) not withstanding that such royalty percentage rates have been reduced as part of a settlement of certain outstanding differences between the Corporation and Perry Ellis International, Inc.

(d) Minimum Compensation . Provided that the Employment Period has not terminated pursuant to Section 10(d) hereof, the Employee shall receive a minimum compensation
(inclusive of the bonuses set forth in Sections 5(b) and 5(c) hereof) for each Fiscal Year of the Employment Period of $910,000.

(e) Payment of Bonuses.  Each bonus, including the bonuses set forth in
Section 5(b) and 5(c) hereof, shall be paid by the Corporation to the Employee within ninety (90) days after the end of the Fiscal Year for which such bonus is payable. If the employment of the Employee is terminated (other than pursuant to Section 10(d) hereof) or if the Employment Period terminates on a day other than the last day of a Fiscal Year, the bonus amount payable shall be the amount to which the Employee would have been entitled had his employment continued for all of that Fiscal Year, prorated by the proportion that (x) the number of days from the beginning of such Fiscal Year to the date of termination of the Employment Period bears to (y) 365.

Section 6. Stock Options. The Corporation shall grant to the Employee nonqualified stock options to purchase 100,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Corporation pursuant to the Corporation's 1987 Stock Plan, 1988 Stock Plan and/or 1993 Stock Plan at such time as shares of Common Stock become available. The stock options shall be subject to the terms and conditions set forth in the Corporation's 1987 Stock Plan, 1988 Stock Plan and/or 1993 Stock Plan, as the case may be, and an agreement or agreements to be entered into, pursuant to the applicable plan or plans, between the Corporation and the Employee. Such agreement or agreements will provide, among other things, that the purchase price per share of Common Stock subject to the options will be an amount equal to the Fair Market Value (as such term is defined in the Corporation's 1987 Stock Plan, 1988 Stock Plan and/or the 1993 Stock Plan, as the case may be) of the Common Stock on the date the options are granted and that the options will vest with respect to 33-1/3% of the shares of Common Stock subject to the options upon each of the first three anniversaries of the date on which the options are granted.

Section 7.  Loans to Employee.

(a) Prior Loan. Employee is presently indebted to the Corporation in the amount of $450,000 as evidenced by a Promissory Note, dated May 1, 1991 (the "Old Note"). Interest is payable by the Employee on the entire unpaid principal balance of the Old Note at the prime rate in effect from time to time at Manufacturers Hanover Trust Company plus one and one half (1- 1/2%) percent per annum. The Corporation agrees that it will not demand payment on the Old Note prior to the earlier to occur of; (i) March 1, 1994; or (ii) the date that the Employee is no longer employed by the Corporation.

The Corporation and the Employee acknowledge that the planned Pre Tax Income budget for PEM for the 1991, 1992 and 1993 fiscal years was as follows:

     1991 - $  8,574,000
     1992 - $ 11,181,000
     1993 - $ 15,291,000
            $ 35,046,000

(i) If PEM achieves total Pre Tax Income for the three Fiscal Years 1991, 1992 and 1993 of at least 90% of $35,046,000, but not more than 94% of $35,046,000, the Corporation agrees on March 1, 1994, to forgive $150,000 of the principal indebtedness of the Old Note;

(ii) If PEM achieves total Pre Tax Income for the three Fiscal Years 1991, 1992, and 1993 of more than 95% of $35,046,000, but not more than 100% of $35,046,000, the Corporation agrees on March 1, 1994 to forgive $200,000 of the principal indebtedness of the Old Note;

(iii) If PEM achieves total Pre Tax Income for the three Fiscal Years 1991, 1992 and 1993 of at least $35,046,000 but not more than 105% of $35,046,000, the Corporation agrees, on March 1, 1994, to forgive the entire principal amount of the Old Note plus all interest accrued thereon and to pay to the Employee a super achievement bonus of $150,000;

(iv) If PEM achieves total Pre Tax Income for the three Fiscal Years 1991, 1992 and 1993 of more than 105% of $35,046,000, but not more than 110% of $35,046,000, the Corporation agrees, on March 1, 1994, to forgive the entire principal amount of the Old Note plus all interest accrued thereon and to pay to the Employee a super achievement bonus of $175,000; and

(v) If PEM achieves total Pre Tax Income for the three Fiscal Years 1991, 1992 and 1993 of, more than 110% of $35,046,000, the Corporation agrees, on March 1, 1994, to forgive the entire principal amount of the Old Note plus all interest accrued thereon and to pay to the Employee a super achievement bonus of $250,000.

(b) New Loan. Simultaneously with the execution of this Employment Agreement, the Corporation is advancing the Employee an additional $750,000 and the Employee is executing a Demand Promissory Note (the "New Note") payable to the order of the Corporation. Interest is payable by the Employee on the entire unpaid principal balance of the Note at the prime rate in effect from time to time at Chemical Bank plus one and one half (1-1/2%) percent per annum. The Corporation agrees that it will not demand payment on the New Note prior to the earlier to occur of; (i) December 31, 1996; or (ii) the date that the Employee is no longer employed by the Corporation.

If the Corporation's total operating income (before amortization of intangibles and after reserve for contingencies)("Operating Income"), as shown on its audited financial statements for the three Fiscal Years 1994, 1995, and 1996 ("Actual Operating Income") is greater than the sum of (i) the aggregate amount of Operating Income provided for in the Corporation's annual business plan for each of those Fiscal Years and
(ii) the outstanding principal of and accrued interest on the New Note (together, the "Overachievement"), the Corporation shall forgive such portion of the outstanding principal of and accrued interest on the New Note to the extent of the Overachievement. The Corporation shall apply any Overachievement to the accrued and unpaid interest on the New Note before applying funds to the outstanding principal.

For purposes of this Section 7(b), Actual Operating Income shall be calculated without giving effect to unusual or nonrecurring items of income or expense.

Notwithstanding any provisions to the contrary, the Employee must be employed by the Corporation at the end of the 1996 Fiscal Year for the Corporation to forgive any portion of the outstanding principal of and accrued interest on the New Note; provided, however, that in the case of a termination pursuant to Sections 10(b) or 10(c) hereof, the Corporation shall forgive such portion of the outstanding principal of and accrued interest on the New Note to the extent of the Overachievement for the three year period, prorated by the portion that the number of months of employment completed by the Employee during such three year period bears to thirty-six (36); and provided, further, that if the Corporation terminates the Employment Period prior to the end of the 1996 Fiscal Year without cause, the Corporation shall forgive the entire outstanding principal of and accrued interest on the New Note.

Section 8. Employee Benefit Plans. The Employee shall, during the Employment Period, be eligible to participate in and receive benefits under and in accordance with the provisions of any pension plan, welfare plan or other similar plan or policy of the Corporation maintained for the benefit of its employees (together, the "Benefit Plans") in which he now participates, and the Employee shall be entitled to continue to participate in such plans (or any successors thereto) during the Employment Period, to the extent permitted by the respective terms thereof. In the event any new Benefit Plan is established which is in addition to, and not an alternative to, any Benefit Plan in which the Employee now participates, the Employee shall be entitled to participate in such Benefit Plan to the extent permitted by the terms thereof. The Corporation will not take any action directed solely at the Employee, with respect to the Benefit Plans or the Employee's participation in the Benefit Plans, that results in a material adverse change from the benefits the Employee now enjoys. The Corporation shall have the right, however, to make changes in Benefit Plans applicable to its senior executives or employees generally and the Employee agrees that such changes shall also be applicable to the Employee.

Section 9. Expenses. Subject to compliance by the Employee with such policies regarding expenses and expense reimbursement as may be adopted from time to time by the Corporation, the Employee is authorized to incur reasonable expenses in the performance of his duties hereunder in the furtherance of the business of the Corporation and its subsidiaries, and the Corporation shall reimburse the Employee for all such reasonable expenses.

Section 10.  Termination.

(a) Termination Date and Termination of Rights and Obligations. On the earlier of (i) the date of expiration of the Employment Period or
(ii) the date on which termination of employment becomes effective pursuant to subsections (b) through (d) of this Section 10 (the "Termination Date"), the Employee's salary and other rights under this Agreement shall terminate, provided, however, that the Corporation shall pay to the Employee his Salary and benefits accrued prior thereto.

(b) Death of Employee. In the event of the death of the Employee, the Employment Period shall terminate on the last day of the calendar month within which such death shall have occurred.

(c) Disability of Employee. The Corporation shall have the right to terminate the Employment Period, upon written notice to the Employee, if the Corporation determines that the Employee has been disabled (either mentally or physically) so as to be unable to substantially perform his duties hereunder for a period of two months or more.

(d) Termination for Cause. The Corporation shall have the right to terminate the Employment Period, upon written notice to the Employee, if the Employee (i) engages in conduct which is determined by a court to constitute a felony or act of moral turpitude or (ii) commits any act of willful misconduct, malfeasance or gross negligence that is injurious to the Company or (iii) breaches this Agreement.

Section 11. Covenant Not to Compete. The Employee covenants and agrees that he will not, at any time during the Employment Period (determined without giving effect to any termination of employment), whether as owner, principal, agent, partner, officer, employee, independent contractor, consultant, shareholder, licensor or otherwise, alone or in association with any other Person, either directly or indirectly, carry on, be engaged or take part in, render services to or own, share in the earnings of, or invest in the stocks, bonds or other securities of, or be interested in any way in any business competing with or similar to any of the businesses of the Corporation or its subsidiaries without the prior written consent of the Board of Directors, provided that the Employee may hold a passive investment in a business which is competitive with or similar to any of the businesses of the Corporation if the investment is in securities which are listed on a national securities exchange and the investment in any class of securities does not exceed 1% of the outstanding shares of such class or 1% of the aggregate outstanding principal amount of such class, as the case may be.

Section 12. Restrictions on Investments. The Employee covenants and agrees that he will not, at any time during the Employment Period, whether as owner, principal, officer or shareholder, alone or in association with any other person, either directly or indirectly, invest in the stock, bonds or other securities (the "Securities") of any public company (other than a Fortune 500 Company) if such investment in the Securities exceeds 2% of the outstanding shares of such class or 2% of the aggregate outstanding principal amount of such class or is convertible into 2% or more of the outstanding shares of such company without the prior written consent of the Board of Directors.

Section 13. Non-Disclosure Covenant. The Employee further agrees that during the Employment Period and thereafter without limit, he will not, either directly or indirectly, communicate or divulge to any person, firm or corporation other than the Corporation and its subsidiaries, any information (except that which is generally known to the public) relating to the business, customers and suppliers, or other affairs of the Corporation or its subsidiaries ("Confidential Information") except
(a) for the purpose of, or in connection with, the advancement of the business of the Corporation or (b) in the event that the Employee is required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar legal process) to disclose Confidential Information, and the Employee is compelled to disclose such Confidential Information or else stand liable for contempt or suffer other censure, penalty or violation in a court proceeding. In the event that the Employee is required to disclose such Confidential Information in the circumstances described in Section 13(b), the Employee will either (i) give the Corporation at least ten days' written notice (or shorter, but prompt, notice to the extent the Employee is required to respond to legal process in fewer than ten days) so that the Corporation may seek an appropriate protective order or (ii) make such disclosure to a court under seal.

Section 14. Indemnification. On the same terms and conditions applicable to other officers of the Corporation, the Corporation shall continue to indemnify the Employee against all liability and loss with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or any of its subsidiaries or Affiliates, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Notwithstanding any other provision of this Agreement, the Corporation's obligation to indemnify the Employee shall survive the expiration of this Agreement, provided that in the event that the Employee is terminated pursuant to Section 10(d) hereof, the Corporation shall have no obligation to indemnify the Employee under this Section 14 against any liability, loss or expense arising from conduct that constitutes grounds for the Corporation to terminate the Employment Period pursuant to Section 10(d) hereof.

Section 15. Automobile. During the Employment Period, the Corporation will provide the Employee with an automobile allowance in the amount of $680 per month.

Section 16. Vacations. The Employee shall be entitled to paid vacations in accordance with the policies of the Corporation in effect from time to time, but no less than four weeks in any of the Fiscal Years during which the Employee is employed. To the extent the Employee does not use the full vacation period during a Fiscal Year, the unused balance shall accrue and be carried over into subsequent Fiscal Years; provided, however, that such unused balance may be carried forward only with the consent of the chief executive officer of the Corporation and, in any event, no more than an aggregate of two weeks of unused vacation time may be carried forward from one Fiscal Year to the next Fiscal Year.

Section 17. Successors and Assigns. In the event that the Corporation shall at any time be merged or consolidated with any other corporation or shall sell or otherwise transfer substantially all of its assets or business to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of such corporation or entity surviving or resulting from such merger or consolidation or to which such assets or business shall be so sold or transferred; provided, however, that nothing contained in this
Section 17 shall in any way limit, or be construed to limit, the obligations to the Employee, under this Agreement, of the Corporation or the Corporation's successors or assigns. This Agreement shall not be assignable by the Employee.

Section 18. Notice. Any notice or other communication which is required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, transmitted by telecopy or five (5) days after being mailed by registered or certified mail, postage prepaid, return receipt requested, to such party at the address shown below:

If to the Corporation, care of the following:
     Salant Corporation
     1114 Avenue of the Americas
     New York, New York  10036
     Attention:  Todd Kahn, Esq.

If to the Employee, then to the following:

     Mr. Elliot M. Lavigne
     24 Sutton Place
     Engelwood, New Jersey  07631


Each party may, by notice to other party, change the above address.

Section 19. Entire Agreement; Amendments. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements (including, without limitation, the Prior Employment Agreement) and understandings as to the employment of the Employee. No amendment, waiver, modification or discharge of any of the terms of this Agreement shall be valid unless in writing and signed by the party against which enforcement is sought.

Section 20. Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

Section 21. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original.

Section 22. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 23. Arbitration. The Employee and the Corporation agree that any dispute of any kind, nature or description between the parties hereto, with respect to, relating to or arising out of the Employee's employment with the Corporation or the terms of this Agreement, shall be submitted to arbitration before the American Arbitration Association in New York, New York in accordance with its rules then in effect.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

     SALANT CORPORATION


     By: /s/ Nicholas P. DiPaolo
     Nicholas P. DiPaolo
     Chairman of the Board,
     President and Chief
     Executive Officer


     /s/ Elliot M. Lavigne
     Elliot M. Lavigne



Exhibit 1


INCENTIVE COMPENSATION SCHEDULE

If the Corporation's operating income (before amortization of intangibles), as shown on its audited financial statements for any Fiscal Year during the Employment Period ("Actual Annual Operating Income"), is equal to or greater than 90% and less than 95% of the amount of operating income (before amortization of intangibles and after the reserve for contingencies) provided for in Salant's annual business plan for that Fiscal Year ("Planned Annual Operating Income"), the Employee shall receive a cash bonus equal to 10% of his Salary at the end of the applicable Fiscal Year ("Annual Salary").

If the Corporation's Actual Annual Operating Income is equal to or greater than 95% and less than 100% of Planned Annual Operating Income, the Employee shall receive a cash bonus equal to 25% of his Annual Salary.

If the Corporation's Actual Annual Operating Income is equal to or greater than 100% of Planned Annual Operating Income, the Employee shall receive a cash bonus equal to 50% of his Annual Salary.

For each full five percentage points (after rounding to the nearest 1/100th of a percent) by which the Corporation's Actual Annual Operating Income exceeds 100% of Planned Annual Operating Income, the Employee shall receive an additional cash bonus equal to 10% of his Annual
Salary.

Actual Annual Operating Income shall be calculated without giving effect to unusual or nonrecurring items of income or expense.